Mail Stop 4561

April 23, 2009

By U.S. Mail and Facsimile to: (954) 523-1722

Mr. John D. Waters
Chief Financial Officer
Floridian Financial Group, Inc.
175 Timacuan Boulevard
Lake Mary, Florida 32746

> **Re:** **Floridian Financial Group, Inc.**
> **Form 10/A**
> **Filed April 13, 2009**
> **File No. 000-53589**

Dear Mr. Waters:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10/A filed April 13, 2009
General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1A. Risk Factors – The Banks must comply with the Bank Secrecy Act…, page 26

2.   We note your response to comment 8 of our letter dated March 30, 2009. Based on your response, please revise the Risk Factor to include a discussion of the risks associated with compliance with the Bank Secrecy Act due to the fact that the Company is located and operates in Florida.

Item 2. Management's Discussion and Analysis
Lending Activity
Allowance and Provision for Loan Losses, page 39

3.   We have reviewed your response to comment nine from our letter dated March 30, 2009. We are reissuing our comment, in part; tell us how you addressed SOP 03-3 in accounting for the Orange loans acquired. Specifically, tell us the following:

- the amount of net loans (i.e. loans less related allowance) on the books and records of Orange immediately prior to the acquisition;
- how you determined which loans, including those included in a pool, were within the scope of the SOP; and
- the measure or thresholds, you used to evaluate the level of credit deterioration for each loan.

4.   Based on your response to our prior comment 9, it appears you have concluded the loans you acquired in the Orange acquisition are within the scope of SOP 03-3 (i.e. the loans have been recorded based on expected cash flows). Please revise to provide the minimum required disclosures of SOP 03-3 (see paragraphs .14 through .16).

Notes to Consolidated Financial Statements
Note 2 – Business Combination, Page F-12

5.   We note your response to our prior comment 15, particularly the third bullet point. Considering the purchase price increased to $20,422, explain why goodwill (on the balance sheet) and the related disclosures (i.e. supplemental disclosure of cash flow information on F-8) did not increase. Please advise or revise as necessary.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Schroeder at (202) 551-3294 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: David C. Scileppi
        Gunster, Yoakley & Stewart, P.A.
        450 East Las Olas Boulevard, Suite 1400
        Fort Lauderdale, FL 33301